Exhibit 99.1

Aurora Granted Plant Breeders' Rights, Strengthening Leadership in Cannabis Science

NASDAQ | TSX: ACB

Canadian grant protects Aurora-developed genetics bred through the company's advanced research and breeding program

EDMONTON, AB, May 14, 2026 /CNW/ - Aurora Cannabis Inc. (NASDAQ: ACB) (TSX: ACB), the Canadian-based leading global medical cannabis company, announced today it has been granted Plant Breeders' Rights in Canada for two proprietary cannabis cultivars developed through its world-class breeding program. This certification gives Aurora the exclusive rights to grow, propagate, and sell finished products produced from these varieties.

Canadian grant protects Aurora-developed genetics bred through the company’s advanced research and breeding program (CNW Group/Aurora Cannabis Inc.)

The two protected cultivars, SOT20R07-007 (known as Farm Gas™) and SOT20R07-005 (known as Driftwood Diesel™), were developed at Aurora Coast, Aurora's industry-leading research and development facility in Comox, British Columbia. The company carefully selected these cultivars based on their unique characteristics, including how well they grow and how consistently they perform. Farm GasTM and Driftwood DieselTM are core medical cannabis products available to patients in Germany, Poland, UK, Canada, and Australia.

"These plant breeders' rights recognize the depth of work behind our leading breeding, genetic development and testing program," says Lana Culley, Vice President, Innovation and International Operations at Aurora. "They reflect a disciplined, science-driven approach to developing cultivars that deliver consistency, performance and reliability for medical cannabis patients around the world."

Understanding Plant Breeders' Rights in Canada

  Plant Breeders' Rights are a form of intellectual property protection, similar to patents, that apply specifically to new and distinct plant varieties
  In Canada, plant breeders' rights are granted by the Canadian Food Inspection Agency (CFIA) and give breeders exclusive rights to produce and sell a protected plant variety
  This framework recognizes the significant scientific investment required to develop cultivars that are clearly different and produce the same results over time
  For Aurora, plant breeders' rights protect proprietary cannabis genetics developed through its internal breeding program, supporting continued innovation and long-term research

Aurora's robust genetics platform underpins its global medical cannabis leadership and supports the company's ability to develop differentiated premium products with consistent and reliable attributes. The protection of these varieties, as well as the recent grants received for select variety protection in Europe, enhances Aurora's competitive position globally.

Further details regarding Plant Breeders' Rights, can be found at https://inspection.canada.ca/en/plant-health/plant-varieties/plant-breeders-rights

About Aurora

Aurora is a global leader in medical cannabis, dedicated to improving lives through scientific expertise, proven performance, and a deep commitment to patient care. Aurora serves both medical and consumer markets across Canada, Europe, Australia, and New Zealand, with a strategic focus on high-margin opportunities and a medical-first approach. Aurora's portfolio of trusted, leading brands includes Aurora®, MedReleaf®, Pedanios®, IndiMed™, San Raf®, Tasty's® and Whistler Medical Marijuana Co.®. With world-class GMP-certified manufacturing facilities in Canada and Germany, and a team of industry-leading professionals, Aurora continues to expand its global footprint and deliver consistent, high-quality cannabis products with the purpose of Opening the World to Cannabis™.

Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the Plant Breeders' Rights granted by the CFIA to the Company in Canada and the associated benefits and advantages for the Company, as well as statements regarding the enhancement of Aurora's competitive position globally.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the magnitude and duration of potential new or increased tariffs imposed on goods imported from Canada into the United States; the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information from dated June 17, 2025 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

View original content to download multimedia:https://www.prnewswire.com/news-releases/aurora-granted-plant-breeders-rights-strengthening-leadership-in-cannabis-science-302771046.html

SOURCE Aurora Cannabis Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2026/14/c7372.html

%CIK: 0001683541

For further information: For Media: Michelle Lefler | VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 06:54e 14-MAY-26